Mail Stop 3628

May 9, 2006

VIA FACSIMILE (215) 979-1020

Frederick W. Dreher, Esq.
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
(215) 979-1000

      Re:	Erie Family Life Insurance Company
		Schedule 13E-3 filed by Erie Acquisition Inc., Erie Indemnity Company and Erie Insurance Exchange, Filed April 27, 2006 File No. 005-81692

		Schedule TO filed by Erie Acquisition Inc., Erie Indemnity Company and Erie Insurance Exchange, Filed April 27, 2006
      	File No. 005-81692

Dear Mr. Dreher:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Factors, page 10

1. We note your statement on page 11 that at its April 28, 2004 meeting, the board considered the February 2004 conclusion by EFL`s management that a material weakness existed in EFL`s internal controls over the processes used to determine the recorded amount of deferred acquisition costs ("DAC") and related DAC amortization and the progress of initiatives to correct this material weakness in internal controls. In a supplemental response, with a view toward disclosure, please advise us of any shifts in market prices that resulted from the announcement of the material weakness. Further, in your fairness section, you must address whether the Rule 13e-3 transaction is fair in relation to historical market prices.

2. Please state the date at which the EFL`s management, Ernst &
Young LLP and the audit committee of EFL`s board reported that the material weakness had been resolved to their satisfaction.

3. Expand your disclosure as to the decision of the Erie
Indemnity`s board of directors to defer the consideration of an offer price until a second investment banking firm, also with experience in valuing insurance companies and which did not have an investment banking relationship with Erie Indemnity or the Exchange, was retained for Erie Indemnity`s board of directors to evaluate. For example, we note that CCW was Erie Indemnity`s financial advisor in March 2004 and it appears as though the Erie Indemnity board may have considered there to be a conflict of interest in retaining CCW for the current transaction given it`s relationship with CCW. Please explain the extent of the board`s considerations and resolutions on this topic, including but not limited to the companies` relationship with CCW and the nature, size and fees involved in prior transactions or other work by CCW.

4. We note your discussion on page 13 of Erie Indemnity`s directors discussing "an Offer price" and that the Erie Indemnity board determined the offer price. Please describe the discussions of such price and factors considered in determining the original price and those considered in determining the final one.

Position of Erie Indemnity`s Board of Directors Regarding the
Fairness of the Offer and the Merger, page 16

5. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of "the Rule
13e-3 transaction" to "unaffiliated security holders." Your disclosure throughout your document states that Erie Indemnity`s board determined that the offer and merger are fair to EFL`s shareholders other than Erie Indemnity and the Exchange, which are different concepts. Please revise throughout the disclosure materials, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a).

6. We note your statement on page 17 that "[t]hrough its consideration of certain of the financial analyses included in the CCW Presentation, Erie Indemnity`s board of directors considered the $32.00 per share cash consideration in the Offer in relation to EFL`s net book value and going concern value. It appears as though this should read that the board considered the amount fair value in relation to net book value and going concern. Please advise.
Further, provide the bases for this statement including the net book value and the going concern value in dollar forms. Please see the Interpretive Release Relating to Going Private Transactions Under
Rule 13e-3, April 28, 1981, Q&A 21.

7. We note factors three through six of the factors you considered negative in deliberations concerning the fairness of the Rule 13e-3 transaction. Please amend your discussion to include a statement of the basis for the belief as to fairness despite the absence of safeguards. For example, your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the absence of the safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.

8. Further, your discussion of procedural fairness should specifically address whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

9. Please amend your discussion of the board`s consideration of liquidation value to include a reasonably detailed discussion of the material factors underlying the board`s belief as to why liquidation value is irrelevant.

Financial Analyses of Erie Indemnity`s Financial Advisor, page 18

10. Please expand your summary of both CCW`s analysis and that of Houlihan Lokey, on page 22, to include all of the information required by Item 1015 of Regulation M-A. For example, your disclosure should include, among other things, a summary of the instructions given to the advisors by Erie Indemnity regarding the preparation of these reports and a summary of any limitations imposed by Erie Indemnity on the advisors in preparing its report.

11. Please disclose the criteria CCW used to determine the comparable companies. For example, disclose how the selected companies compared with EFL in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics CCW analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

12. Similarly, with respect to the selection of the comparable transactions, disclose the criteria CCW used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions, involved leveraged buyouts, or something else. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

13. We note your disclosure regarding the various valuation procedures that CWC used in its analysis. Please revise to provide additional detail on the steps of the valuation analysis.
For example, in the terminal value analysis, explain why the particular multiples were chosen, as well as why a particular range of discount rates were applied. Please note that these examples are not intended to be an exhaustive list.

Houlihan Lokey Letter, page 22

14. Please eliminate the phrase from the second paragraph in bold that the summary of the Houlihan Lokey Letter "is qualified in its entirety" by reference to the full text of the letter. The information you provide in the prospectus must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the terms and structure of ownership and operating relationships on page 25, the summary of selected financial information on page 39, and the summary of Pennsylvania business corporation law on page 44. Please revise accordingly.

15. Please summarize the work performed by Houlihan Lokey during the course of its retention by Erie Indemnity, that allowed it to come to the conclusion "that the assumptions used by CCW iu the CCW
Presentation, and the arithmetic calculations performed by CCW utilizing such assumptions, were reasonable for the purpose of determining a reference range of values for EFL shares."

Selected Financial Information, page 39

16. We note that you reference the Company`s annual report on Form
10-K for the fiscal year ended December 31, 2005, but you do not incorporate the form by reference. If you choose to incorporate this form by reference and provide summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3, you must revise your disclosure to incorporate the Form 10-K by reference and include an express statement that the financial statements for the two fiscal years required to be filed with the Company`s most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and
Instruction 3 to Item 13 of Schedule 13E-3.

17. We presume that you will, according to our comment above, incorporate the audited financial statements for the two fiscal years required to be filed with the Company`s most recent annual report. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A.  See
Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of
the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical
instruction in the context of a tender offer).   Currently, it
appears that your disclosure, including net income per common share and book value per share, only meets the requirements of Item 1010(c)(2) and (5), respectively. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule 14A filed in connection with this going private transaction.

Certain Conditions of the Offer, page 45

18. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the penultimate paragraph in this section, the phrase "regardless of the circumstances, including any action or inaction by the Purchaser, Erie Indemnity or the
Exchange giving rise to such conditions. . . ." is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

19. We note your statement that you may waive any conditions at any time and from time to time. Please revise to state that you must do so prior to the expiration date. Please make the same change at the statement that the failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right . . . and may be asserted at any time and from time to time.

20. We note your statement in this section, regarding the conditions, that "[a]ny determination as to whether any condition has occurred shall be in the sole discretion of the Purchaser . . . and will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions, please contact me at (202) 551-
3257 or by facsimile at (202) 772-9203.


Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions